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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             CYBERGUARD CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    231910100
                                 (CUSIP Number)

                             Stephen T. Braun, Esq.
                         Greenebaum Doll & McDonald PLLC
                             700 Two American Center
                              3102 West End Avenue
                         Nashville, Tennessee 37203-1304
                                 (615) 760-7120
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2001
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 231910100        SCHEDULE 13D

1.   Names of Reporting Persons: Fernwood Partners II, LLC.

     IRS Identification No.:   06-1557333

2.   Check the Appropriate Box if a Member of a Group     (a)  [ ]

     N/A                                                  (b)  [ ]

3.   SEC USE ONLY

4.   Source of Funds:  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization:  Delaware

NUMBER OF SHARES    7.    Sole Voting Power: 8,920,525

BENEFICIALLY OWNED  8.    Shared Voting Power: -0-

BY EACH REPORTING   9.    Sole Dispositive Power: 8,920,525

PERSON              10.   Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 8,920,525

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 47.4%

14.  Type of Reporting Person:  00 (Limited Liability Company)





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Item 5.  Interest in Securities of the Issuer.

On January 24, 2001, Fernwood converted all of the principal and accrued interest of the Notes and the New Notes into 4,887,164 shares of the Common Stock of the Issuer. On January 24, 2001, Fernwood exercised a portion of the Warrants and received 2,292,000 shares of the Common Stock of the Issuer. Fernwood used working capital funds to exercise the Warrants. Since the Notes and the New Notes were not held to maturity (June 30, 2002) and then converted, Fernwood received a smaller number of shares of the Common Stock of the Issuer than Fernwood would have received had it held the Notes and New Notes to maturity. Since the New Notes were not held until their maturity, the number of shares of Common Stock issuable upon exercise of the Warrants was also reduced. Fernwood currently holds 7,179,164 shares of the Common Stock of the Issurer and Warrants to purchase 1,407,484 and 333,877 shares of the Common Stock of the Issuer at exercise prices of $2.00 and $2.51, respectively.

The Common Stock and Warrants currently held by Fernwood constitute approximately 47.4% of the outstanding Common Stock of the Issuer, including shares issuable upon exercise of the Warrants, but not shares issuable pursuant to other outstanding options or warrants of the Issuer.

Fernwood has sole voting and dispositive power with respect to the Common Stock issued upon conversion of the Notes and the New Notes, and the exercise of the Warrants. Fernwood is a member-managed limited liability company.

Except as set forth above, Fernwood does not own any capital stock of the Issuer and has not had any transactions in the capital stock of the Issuer in the past 60 days.




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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 9, 2001                 FERNWOOD PARTNERS II, LLC


                                        /s/ Alan L. Bazaar
                                        --------------------------------------
                                            Alan L. Bazaar, Member










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